Exhibit 4.8

FOURTH SUPPLEMENTAL INDENTURE

Dated as of June 22, 2023

between

ROYAL BANK OF CANADA

and

THE BANK OF NEW YORK MELLON

(as successor to JPMorgan Chase Bank, National Association),
AS TRUSTEE

to the

INDENTURE

Dated as of October 23, 2003

between

ROYAL BANK OF CANADA

and

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Trustee

FOURTH SUPPLEMENTAL INDENTURE, dated as of June 22, 2023 (this "Fourth Supplemental Indenture") between ROYAL BANK OF CANADA, a Canadian chartered bank (the "Bank"), having its corporate headquarters located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J5 and its head office located at 1 Place Ville Marie, Montreal, Quebec, Canada H3C 3A9, and THE BANK OF NEW YORK MELLON, as Successor to JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, a national banking association, as Trustee (the "Trustee"), under the Senior Debt Indenture dated as of October 23, 2003 between the Bank and the Trustee (the "Senior Debt Indenture"), as amended by the First Supplemental Indenture dated as of July 21, 2006 (the "First Supplemental Indenture"), the Second Supplemental Indenture dated as of February 28, 2007 (the "Second Supplemental Indenture"), and the Third Supplemental Indenture dated as of September 7, 2018 (the "Third Supplemental Indenture," and together with the Senior Debt Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, the "Indenture"). All capitalized terms used in this Fourth Supplemental Indenture and not otherwise defined herein have the meanings given such terms in the Indenture.

RECITALS OF THE BANK

WHEREAS, the Bank and the Trustee entered into the Indenture, pursuant to which one or more series of senior debt securities of the Bank may be issued from time to time; and

WHEREAS, Section 901(2) of the Indenture provides that the Bank and the Trustee at any time and from time to time, may enter into one or more indentures supplemental thereto, in form satisfactory to the Trustee, to add to the covenants of the Bank for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series);

WHEREAS, the Bank wishes to add to the covenants of the Bank as to certain of the Securities, as described herein; and

WHEREAS, the Bank has requested that the Trustee execute and deliver this Fourth Supplemental Indenture; and all requirements necessary to make this Fourth Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms, have been satisfied; and the execution and delivery of this Fourth Supplemental Indenture has been duly authorized in all respects.

NOW, THEREFORE, in consideration of the covenants and other provisions set forth in this Fourth Supplemental Indenture and the Indenture, the Bank and the Trustee mutually covenant and agree with each other, and for the equal and proportionate benefit of the respective Holders of the Affected Securities (as defined below), as follows:

ARTICLE I

PROVISIONS OF GENERAL APPLICATION

Section 1.01.	Effect of Supplemental Indenture on Indenture.

This Fourth Supplemental Indenture is a supplement to the Indenture. As supplemented by this Fourth Supplemental Indenture, the Indenture is in all respects ratified, approved and confirmed, and the Indenture and this Fourth Supplemental Indenture shall together constitute one and the same instrument.

Section 1.02.	Governing Law. Submission to Jurisdiction.

This Fourth Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

ARTICLE II

ADDITIONAL COVENANTS

Section 2.01.	Applicability.

The provisions of this Fourth Supplemental Indenture shall relate solely to the Securities with the following CUSIP numbers (the "Affected Securities"), which have been issued by the Bank prior to the date hereof: 78010UWF0, 78008TLZ5, 78010UDU8, 78010UEA1, 78010UWN3, 78010UCT2, 78008SWY8, 78010UVT1, 78010UWK9, 78010UWU7, 78010UVX2, 78010UEG8, 78008SWN2, 78010UWR4, 78012KDH7 and 78008SE93

The provisions of this Fourth Supplemental Indenture shall not apply to, or modify the rights of, Holders or Beneficial Owners of any other Securities issued under the Indenture.

Section 2.02.	Interest Payments.

If a relevant base interest rate (for example, CMS30, CMS10, CMS5 or CMS2, as discussed in the applicable Pricing Supplement that is incorporated into the Master Note for the applicable Affected Security) for any of the Affected Securities has been determined by the Calculation Agent (as defined in the applicable Pricing Supplement) to have been discontinued or are unable to be obtained according to the provisions of the applicable Pricing Supplement (for the avoidance of doubt, without regard to any fallback provisions that reference using a rate that was available on a prior date), the Calculation Agent for the Affected Security shall determine that relevant base rate using a substitute or successor rate that it has determined in its sole discretion to be a commercially reasonable replacement rate. In doing so, the Calculation Agent may determine in its sole discretion, to adjust the relevant definitions of "business day," "interest determination date" and/or any other relevant definitions or methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to original relevant rate, in a manner that it determines to be consistent with industry-accepted practices for that substitute or successor rate

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If the determinations in the preceding paragraph result in a higher interest payment for any applicable interest payment date than would have been paid under the existing terms of the Affected Notes, the Bank shall pay the higher interest payment on the applicable interest payment date, as such interest payment date is determined in accordance with the provisions of the applicable Pricing Supplement.

For the avoidance of doubt, none of the provisions of this section shall permit the Bank to reduce any interest payment payable on any of the Affected Securities according to the original terms of the applicable Affected Securities, unless the applicable provisions of Section 902 of the Indenture are duly satisfied.

Section 2.03	Calculation Agent

For the avoidance of doubt, in no event shall the Trustee be the calculation agent for any of the Affected Series as a result of the provisions hereof, nor shall it have any obligation to determine the relevant base interest rate or any substitute, replacement or successor rate thereto.

For the avoidance of doubt, in no event shall the Trustee, as to any of the Affected Securities, be responsible for determining any benchmark replacement, for determining whether any benchmark transition event, its related benchmark replacement date or any early opt-in election has occurred or for making any benchmark replacement adjustments or conforming changes. In connection with the foregoing provisions of this paragraph, the Trustee will be entitled to conclusively rely upon any determinations made by the applicable calculation agent for the Affected Securities.

ARTICLE III

MISCELLANEOUS

Section 3.01.	Counterparts.

This Fourth Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed, all as of the day and year first above written.

ROYAL BANK OF CANADA

By:	/s/ Sarah Lem
Name: Sarah Lem
Title: Attorney-in-Fact

By:	/s/ Clive Tucker
Name: Clive Tucker
Title: Attorney-in-Fact

THE BANK OF NEW YORK MELLON, (as successor to JPMorgan Chase Bank, N.A.) as Trustee

By:	/s/ Francine Kincaid
Name: Francine Kincaid
Title: Vice President